BIT-X FINANCIAL ANNOUNCES EXCLUSIVE BITCOIN EXCHANGE & SERVICES AGREEMENT WITH HONG KONG BASED ANX

For Immediate Release

Vancouver, BC - April 1, 2015 – Bit-X Financial Corp. (OTCQB: BITXF) today announced that it has executed an Exclusive Bitcoin Exchange and Services Agreement with Hong Kong based ANX. The proprietary ANXPRO trading and matching engine manages high volume, high throughput, and low latency trading and was modeled on the same technology recently leveraged by the worlds largest Investment Banks. It also features blended multi-currency settlement in addition to real time FX pricing and risk management.

Under terms of the agreement, ANX will develop a white-label crypto-currency exchange utilizing ANXPRO’s world-class proprietary trading platform. The agreement includes technical, development and support services to Bit-X and its registered users worldwide.

“The ANXPRO proprietary trading engine is a critical component to our business,” said Brad Moynes, President of Bit-X Exchange. “This agreement with ANX enables us to instantly offer crypto-currency services to our customers utilizing a proven technology platform and relying on the operations of a well-established brand and a very experienced team.”

Functionality of the Bit-X Exchange will include deposit and withdrawal services for multiple fiat currencies, payment processing via Vogogo Inc. services, trading exposure to Bitcoin, Ripple, Litecoin, Dogecoin and Stellar while leveraging the established global liquidity order book; developed and managed by ANX.

“This is a win-win for crypto-currency exchanges and the eco-system as a whole,” said Dave Chapman, COO of ANX. “We are delighted that Bit-X has selected ANX as their preferred white-label provider by surpassing their technology and operational requirements”.

In addition to the development and management of the Bit-X Exchange, ANX will notify its19,750+ existing North American users to instantly migrate to the new Bit-X Exchange which has a go live date within 60 days.

ABOUT BIT-X:

Bit-X Financial Corp is a Vancouver based Company listed on the OTC.QB under the trading symbol BITXF. The Company has announced an exclusive agreement with Hong Kong based ANX to develop a crypto-currency exchange and to provide ongoing technical, development and support services to registered users worldwide. Bit-X Financial Corp is a reporting issuer in the Province of British Columbia with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”.

ABOUT ANX:

Founded in June 2013, ANX has grown into one of the most used Bitcoin exchange platforms worldwide. ANX is one of the largest and most diverse Bitcoin exchanges in the world. It is a pioneer and leader in the crypto-currencies industry. ANX’s achievements to date include introducing the world’s first multi-currency online Bitcoin exchange platforms (ANXPRO.COM & ANXBTC.COM), the world’s 3rd Bitcoin ATM machine, and a full-featured ANX Vault mobile app for crypto-currencies. ANX recently acquired troubled Bitcoin exchanges Norwegian based JUSTCOIN.COM and US based COINMKT.COM to expand into the European and North American markets. ANX was one of the first firms specializing in crypto-currencies to be issued with a Money Service Operator (MSO) license and prides itself on its transparency and regulatory compliance. The founding partners have financial markets, management consulting, banking technology and compliance backgrounds.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

Media inquiries:

Bit-X Financial Corp

Brad Moynes

press@bitxfin.com

ANX

Jess Chan

press@anxintl.com